UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUALCOMM Incorporated
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

747525103
(CUSIP Number of Common Stock)

Donald J. Rosenberg
Executive Vice President, General Counsel and Corporate Secretary
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, California 92121
Telephone: (858) 587-1121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
George E. Zobitz
D. Scott Bennett
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$10,000,000,000	$1,245,000.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $10 billion in value of shares of the common stock, par value $0.0001 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by QUALCOMM Incorporated, a Delaware corporation ("Qualcomm" or the "Company"), to purchase up to $10 billion in value of shares of its common stock, $0.0001 par value per share (the "Shares"), at a price not greater than $67.50 nor less than $60.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2018 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section captioned "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)
Name and Address:    The name of the subject company is QUALCOMM Incorporated. The address of its principal executive offices are located at 5775 Morehouse Drive, San Diego, California 92121, and its telephone number is (858) 587-1121. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

(b)
Securities:    The information set forth in the section of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

(c)
Trading Market and Price:    The information set forth in the section captioned "Introduction" of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address:    The name of the filing person is QUALCOMM Incorporated. The address of its principal executive offices are located at 5775 Morehouse Drive, San Diego, California 92121, and its telephone number is (858) 587-1121. The information set forth in Section 10 ("Certain Information Concerning Us") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

(a)
Material Terms:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 1 ("Number of Shares; Proration"), Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditional Tender of Shares"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Funds"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 13 ("Certain United States Federal Income Tax Consequences"), Section 14 ("Extension of the Offer; Termination; Amendment") and Section 16 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

(b)
Purchases:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Agreements Involving the Subject Company's Securities:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
Purposes:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

(c)
Plans:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
Source of Funds:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

(b)
Conditions:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

(d)
Borrowed Funds:    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Securities Ownership:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Solicitations or Recommendations:    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

(a)
Financial Information:    Not applicable.

(b)
Pro Forma Information:    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

(a)
Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

(c)
Other Material Information:    The information in the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.

ITEM 12.    EXHIBITS

Exhibit No.		Description
(a)(1)(i)		Offer to Purchase, dated July 31, 2018.

(a)(1)(ii)		Letter of Transmittal.

(a)(1)(iii)		Notice of Guaranteed Delivery.

(a)(1)(iv)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)		Press Release, dated July 31, 2018.

(a)(5)(ii)		Summary Advertisement, dated July 31, 2018.

(a)(5)(iii)		Frequently Asked Questions for Employees.

(b)		Not applicable.

(d)(1)	*	Form of Grant Notice and Stock Option Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.84 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2009]

(d)(2)	*	Atheros Communications, Inc. 2004 Stock Incentive Plan, as amended. [Incorporated by reference from Exhibit 99.1 to the Company's Form S-8 (Commission file number 333-174649) filed on June 1, 2011]

(d)(3)	*	Resolutions Amending Atheros Communications, Inc. Equity Plans. [Incorporated by reference from Exhibit 99.6 to the Company's Form S-8 (Commission file number 333-174649) filed on June 1, 2011]

(d)(4)	*	Form of Grant Notices and Global Employee Stock Option Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.104 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 30, 2012]

(d)(5)	*	Form of Grant Notices and Global Employee Restricted Stock Unit Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.105 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 30, 2012]

(d)(6)	*	2006 Long-Term Incentive Plan, as amended and restated. [Incorporated by reference from Exhibit 10.112 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 31, 2013]

Exhibit No.		Description
(d)(7)	*	Form of Grant Notices and Non-Employee Director Restricted Stock Unit Agreements under the 2006 Long-Term Incentive Plan for nonemployee directors residing in the United Kingdom and Hong Kong. [Incorporated by reference from Exhibit 10.117 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 29, 2013]

(d)(8)	*	Form of Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2006 Long-Term Incentive Plan for nonemployee directors residing in the United States and Spain. [Incorporated by reference from Exhibit 10.119 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 29, 2013]

(d)(9)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Deferred Stock Unit Agreement under the 2006 Long-Term Incentive Plan for non-employee directors residing in Singapore. [Incorporated by reference from Exhibit 10.122 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 29, 2014]

(d)(10)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreements under the 2006 Long-Term Incentive Plan, which includes a September 29, 2014 to March 29, 2015 performance period. [Incorporated by reference from Exhibit 10.123 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 29, 2014]

(d)(11)	*	Non-Qualified Deferred Compensation Plan, as amended, effective January 1, 2016. [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 0-19528) filed on September 30, 2015]

(d)(12)	*	Amendment to 2006 Long-Term Incentive Plan, as amended and restated. [Incorporated by reference from Exhibit 10.126 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended December 28, 2014]

(d)(13)	*	Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan, as amended. [Incorporated by reference from Exhibit 10.128 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 28, 2015]

(d)(14)	*	Form of Executive Performance Stock Unit Grant Notice and Executive Performance Stock Unit agreement under the 2006 Long-Term Incentive Plan, which includes a September 29, 2014 to September 24, 2017 performance period. [Incorporated by reference from Exhibit 10.27 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2015]

(d)(15)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Grant Agreement under the 2006 Long-Term Incentive Plan, which includes a September 28, 2015 to September 28, 2018 performance period. [Incorporated by reference from Exhibit 10.28 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2015]

(d)(16)	*	2016 Long-Term Incentive Plan. [Incorporated by reference from Appendix 5 to the Company's Notice of 2016 Annual General Meeting of Stockholders and Proxy Statement (Commission file number 0-19528) filed on January 21, 2016]

(d)(17)	*	Form of Executive Performance Stock Unit Award Grant Notice under the 2006 Long-Term Incentive Plan, which includes a March 28, 2016 to March 28, 2019 performance period. [Incorporated by reference from Exhibit 10.31 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

Exhibit No.		Description
(d)(18)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in the United States. [Incorporated by reference from Exhibit 10.32 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(19)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in Spain. [Incorporated by reference from Exhibit 10.33 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(20)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in Singapore. [Incorporated by reference from Exhibit 10.34 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(21)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.36 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 25, 2016]

(d)(22)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.37 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 25, 2016]

(d)(23)	*	Qualcomm Incorporated 2018 Director Compensation Plan. [Incorporated by reference from Exhibit 10.38 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(24)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan, which includes a September 25, 2017 to March 25, 2018 performance period. [Incorporated by reference from Exhibit 10.39 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(25)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan, which includes a September 25, 2017 to September 27, 2020 performance period. [Incorporated by reference from Exhibit 10.40 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(26)	*	Amendment to the Qualcomm Incorporated 2006 and 2016 Long-Term Incentive Plans, as amended and restated. [Incorporated by reference from Exhibit 10.02 to the Company's Form 8-K (Commission file number 0-19528) filed on December 22, 2017]

(d)(27)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan (FY2017/FY2018). [Incorporated by reference from Exhibit 10.44 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended December 24, 2017]

(d)(28)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement for Non-Employee Directors in Singapore. [Incorporated by reference from Exhibit 10.58 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

Exhibit No.		Description
(d)(29)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement for Non-Employee Directors in Spain. [Incorporated by reference from Exhibit 10.59 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

(d)(30)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement. [Incorporated by reference from Exhibit 10.60 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

(d)(31)	*	Qualcomm Incorporated Executive Officer Change in Control Severance Plan. [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 0-19528) filed on May 25, 2018]

(g)		Not applicable.

(h)		Not applicable.

*
Previously filed.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

QUALCOMM INCORPORATED
Dated: July 31, 2018	By:	/s/ George S. Davis
		Name:	George S. Davis
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(i)		Offer to Purchase, dated July 31, 2018.

(a)(1)(ii)		Letter of Transmittal.

(a)(1)(iii)		Notice of Guaranteed Delivery.

(a)(1)(iv)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)		Press Release, dated July 31, 2018.

(a)(5)(ii)		Summary Advertisement, dated July 31, 2018.

(a)(5)(iii)		Frequently Asked Questions for Employees.

(b)		Not applicable.

(d)(1)	*	Form of Grant Notice and Stock Option Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.84 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2009]

(d)(2)	*	Atheros Communications, Inc. 2004 Stock Incentive Plan, as amended. [Incorporated by reference from Exhibit 99.1 to the Company's Form S-8 (Commission file number 333-174649) filed on June 1, 2011]

(d)(3)	*	Resolutions Amending Atheros Communications, Inc. Equity Plans. [Incorporated by reference from Exhibit 99.6 to the Company's Form S-8 (Commission file number 333-174649) filed on June 1, 2011]

(d)(4)	*	Form of Grant Notices and Global Employee Stock Option Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.104 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 30, 2012]

(d)(5)	*	Form of Grant Notices and Global Employee Restricted Stock Unit Agreement under the 2006 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.105 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 30, 2012]

(d)(6)	*	2006 Long-Term Incentive Plan, as amended and restated. [Incorporated by reference from Exhibit 10.112 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 31, 2013]

(d)(7)	*	Form of Grant Notices and Non-Employee Director Restricted Stock Unit Agreements under the 2006 Long-Term Incentive Plan for nonemployee directors residing in the United Kingdom and Hong Kong. [Incorporated by reference from Exhibit 10.117 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 29, 2013]

Exhibit No.		Description
(d)(8)	*	Form of Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2006 Long-Term Incentive Plan for nonemployee directors residing in the United States and Spain. [Incorporated by reference from Exhibit 10.119 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 29, 2013]

(d)(9)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Deferred Stock Unit Agreement under the 2006 Long-Term Incentive Plan for non-employee directors residing in Singapore. [Incorporated by reference from Exhibit 10.122 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 29, 2014]

(d)(10)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreements under the 2006 Long-Term Incentive Plan, which includes a September 29, 2014 to March 29, 2015 performance period. [Incorporated by reference from Exhibit 10.123 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 29, 2014]

(d)(11)	*	Non-Qualified Deferred Compensation Plan, as amended, effective January 1, 2016. [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 0-19528) filed on September 30, 2015]

(d)(12)	*	Amendment to 2006 Long-Term Incentive Plan, as amended and restated. [Incorporated by reference from Exhibit 10.126 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended December 28, 2014]

(d)(13)	*	Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan, as amended. [Incorporated by reference from Exhibit 10.128 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended June 28, 2015]

(d)(14)	*	Form of Executive Performance Stock Unit Grant Notice and Executive Performance Stock Unit agreement under the 2006 Long-Term Incentive Plan, which includes a September 29, 2014 to September 24, 2017 performance period. [Incorporated by reference from Exhibit 10.27 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2015]

(d)(15)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Grant Agreement under the 2006 Long-Term Incentive Plan, which includes a September 28, 2015 to September 28, 2018 performance period. [Incorporated by reference from Exhibit 10.28 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 27, 2015]

(d)(16)	*	2016 Long-Term Incentive Plan. [Incorporated by reference from Appendix 5 to the Company's Notice of 2016 Annual General Meeting of Stockholders and Proxy Statement (Commission file number 0-19528) filed on January 21, 2016]

(d)(17)	*	Form of Executive Performance Stock Unit Award Grant Notice under the 2006 Long-Term Incentive Plan, which includes a March 28, 2016 to March 28, 2019 performance period. [Incorporated by reference from Exhibit 10.31 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(18)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in the United States. [Incorporated by reference from Exhibit 10.32 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

Exhibit No.		Description
(d)(19)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in Spain. [Incorporated by reference from Exhibit 10.33 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(20)	*	Form of Non-Employee Director Deferred Stock Unit Grant Notices and Non-Employee Director Deferred Stock Unit Agreements under the 2016 Long-Term Incentive Plan for non-employee directors residing in Singapore. [Incorporated by reference from Exhibit 10.34 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 27, 2016]

(d)(21)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.36 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 25, 2016]

(d)(22)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan. [Incorporated by reference from Exhibit 10.37 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 25, 2016]

(d)(23)	*	Qualcomm Incorporated 2018 Director Compensation Plan. [Incorporated by reference from Exhibit 10.38 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(24)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan, which includes a September 25, 2017 to March 25, 2018 performance period. [Incorporated by reference from Exhibit 10.39 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(25)	*	Form of Executive Performance Stock Unit Award Grant Notice and Executive Performance Stock Unit Award Agreement under the 2016 Long-Term Incentive Plan, which includes a September 25, 2017 to September 27, 2020 performance period. [Incorporated by reference from Exhibit 10.40 to the Company's Form 10-K (Commission file number 0-19528) for the fiscal year ended September 24, 2017]

(d)(26)	*	Amendment to the Qualcomm Incorporated 2006 and 2016 Long-Term Incentive Plans, as amended and restated. [Incorporated by reference from Exhibit 10.02 to the Company's Form 8-K (Commission file number 0-19528) filed on December 22, 2017]

(d)(27)	*	Form of Executive Restricted Stock Unit Grant Notice and Executive Restricted Stock Unit Agreement under the 2016 Long-Term Incentive Plan (FY2017/FY2018). [Incorporated by reference from Exhibit 10.44 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended December 24, 2017]

(d)(28)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement for Non-Employee Directors in Singapore. [Incorporated by reference from Exhibit 10.58 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

(d)(29)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement for Non-Employee Directors in Spain. [Incorporated by reference from Exhibit 10.59 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

Exhibit No.		Description
(d)(30)	*	Form of 2016 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Grant Notice and Non-Employee Director Deferred Stock Unit Agreement. [Incorporated by reference from Exhibit 10.60 to the Company's Form 10-Q (Commission file number 0-19528) for the quarter ended March 25, 2018]

(d)(31)	*	Qualcomm Incorporated Executive Officer Change in Control Severance Plan. [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 0-19528) filed on May 25, 2018]

(g)		Not applicable.

(h)		Not applicable.

*
Previously filed.